Atlanta Office
171 17th Street NW, Suite 2100
Atlanta, GA  30363-1031
Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com

April 6, 2015

VIA EDGAR

Mr. Jaime G. John
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 1-04422
Form 10-K for the year ended December 31, 2014

Dear Mr. John:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comment in your letter dated April 1, 2015 about the Company’s referenced filing.  In an effort to facilitate the Staff’s review, we have repeated the comment prior to setting forth the Company’s response thereto.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 31

1.
We note your disclosure on page 34 that all share and per share data appearing in the consolidated financial statements are presented prior to your three-for-two stock split and further note your disclosure in Note 19 on page 54. Please describe the consideration you gave to the presentation requirements included in ASC 505-10-S99-4.

ASC 505-10-S99-4 reads as follows:

C. Change In Capital Structure

Facts: A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.

Mr. Jaime G. John
April 6, 2015

Question: What effect must be given to such a change?

Interpretive Response: Such changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.

The Company’s stock split was paid on March 10, 2015 by the issuance on March 10, 2015 of one additional common share for each two common shares held of record at February 10, 2015.  The Company’s Form 10-K for the year ended December 31, 2014 and the related release of its financial statements for that year occurred on February 25, 2015.  Accordingly, the effective date of the stock split was after the date of the release of the Company’s financial statements rather that before such date as referenced in ASC 505-10-S99-4.  The Company will give retroactive effect to the stock split consistent with the referenced accounting literature in the Company’s future filings and financial statements.

The Company has authorized us to advise you that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,

/s/ Stephen D. Fox

Stephen D. Fox

cc:           Mr. Harry J. Cynkus
Mr. Edwin Page